SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

JOHN J. MAHON
DIRECT LINE: 202.383.0515
E-mail: john.mahon@sutherland.com
October 22, 2014

VIA EDGAR Asen Parachkevov, Esq., Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Priority Income Fund, Inc. f/k/a Priority Senior Secured Income Fund, Inc. File Nos. 333-182941 and 811-22725
Dear Mr. Parachkevov:
On behalf of Priority Income Fund, Inc. (the “Fund”) and in response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 21, 2014, regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-182941 and 811-22725) (the “Registration Statement”), the Fund agrees to take the actions set forth in this letter.
The Fund has changed its name to “Priority Income Fund, Inc.” An amendment to the Fund’s Second Articles of Amendment and Restatement reflecting this change will be added to the Registration Statement via a post-effective amendment. Additionally, the Fund will enter into an indemnification agreement (the “Indemnification Agreement”) with Priority Senior Secured Income Management, LLC (the “Adviser”), Behringer Harvard Holdings, LLC (“Behringer”), and Prospect Capital Management LLC (“Prospect”) whereby the Adviser will provide the funds necessary to satisfy shareholder claims for rescission if the Fund is unable to do so and indemnify the Fund for legal expenses in the event the Fund challenges rescission claims, subject to the terms of the Indemnification Agreement. Additionally, the Indemnification Agreement will provide that Behringer and Prospect will jointly and severally guarantee the Adviser’s obligations under the Indemnification Agreement and will make such capital contributions to the Adviser as may be necessary to satisfy the Adviser’s obligations under the Indemnification Agreement. The form of Indemnification Agreement that will be entered into is attached hereto.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Asen Parachkevov, Esq.

The Fund further advises the Staff that in connection with the Indemnification Agreement, the Fund will revise the disclosure in its Registration Statement. Changes to the Registration Statement discussed below will be reflected in Post-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

The disclosure below the heading “Recent Events” will be revised as follows:

Recent Events

On May 9, 2013, the Securities and Exchange Commission (“SEC”) declared effective our registration statement filed on Form N-2 (the “Registration Statement”). On September 9, 2014, we filed a post-effective amendment to the Registration Statement that included our audited financial statements as of and for the year ended June 30, 2014, as had been included in our annual report to stockholders for the year ended June 30, 2014 (the “2014 Annual Report”) and filed with the SEC on Form N-CSR. Although prospective investors were previously provided with a prospectus supplement containing our audited financial statements as of and for the year ended June 30, 2013, there were approximately three months when the Registration Statement, as declared effective, did not technically contain financial information that was current for purposes of Section 10(a)(3) under the Securities Act (the “Applicable Period”). During the Applicable Period, 695,952 shares of Class R common stock and 7,319 shares of Class I common stock were sold at purchase prices of $15.00 and $14.85, and $13.80 per share, respectively, for gross proceeds of approximately $10.5 million. Such shares may have been issued in violation of Section 5 under the Securities Act, and, as a result, the purchasers of those shares may have rescission rights or claims for damages. To ensure that our stockholders are not harmed by any claims for rescission, we have entered into an indemnification agreement with the Adviser whereby the Adviser has agreed to provide funds necessary for shareholder claims for rescission if we are unable to do so and to indemnify us for any legal expenses incurred by us if we defend against shareholder claims for rescission.

Our name was changed to Priority Income Fund, Inc. on October 21, 2014.

Additionally, the risk factor titled “We may be subject to claims for rescission or damages in connection with certain sales of shares of our Common Stock” has been revised as follows:

We may be subject to claims for rescission or damages in connection with certain sales of shares of our Common Stock.

On May 9, 2013, the SEC declared effective our Registration Statement. On September 9, 2014, we filed a post-effective amendment to the Registration Statement that included our audited financial statements as of and for the year ended June 30, 2014, as had been included

Asen Parachkevov, Esq.

in the 2014 Annual Report and filed with the SEC on Form N-CSR. Although prospective investors were previously provided with a prospectus supplement containing our audited financial statements as of and for the year ended June 30, 2013, there were approximately three months when the Registration Statement, as declared effective, did not technically contain financial information that was current for purposes of Section 10(a)(3) under the Securities Act. During that period, 695,952 shares of Class R common stock and 7,319 shares of Class I common stock were sold at purchase prices of $15.00 and $14.85, and $13.80 per share, respectively, for gross proceeds of approximately $10.5 million. Such shares may have been issued in violation of Section 5 under the Securities Act, and, as a result, the purchasers of those shares may have rescission rights or claims for damages. To ensure that our stockholders are not harmed by any claims for rescission, we have entered into the Indemnification Agreement whereby the Adviser has agreed to provide funds necessary for shareholder claims for rescission if we are unable to do so and to indemnify us for any legal expenses incurred by us if we defends against shareholder claims for rescission.

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Asen Parachkevov, Esq.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0515 or Cynthia R. Beyea at (202) 383-0472.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:    Cynthia R. Beyea, Sutherland Asbill & Brennan LLP
M. Grier Eliasek, Prospect Capital Management LLC
Stanton Eigenbrodt, Behringer Harvard Holdings, LLC

INDEMNIFICATION AGREEMENT
This Indemnification Agreement (this “Agreement”), dated October [], 2014, is entered into by and among Priority Income Fund, Inc., a Maryland corporation (the “Company”), Priority Senior Secured Income Management, LLC, a Delaware limited liability company (the “Adviser”), Behringer Harvard Holdings, LLC (“Behringer”) and Prospect Capital Management LLC (“Prospect” and each of Prospect and Behringer a “Guarantor”).
WHEREAS, certain holders of the Company’s common stock, par value $0.01 per share (“Common Stock”) may have rescission rights against the Company under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and may seek to assert such rights by making claims for rescission under Section 12(a) of the Securities Act; and
WHEREAS, in consideration of the mutual agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Adviser desires to provide potential funding to, and for indemnification of, the Company as described in this Agreement.
NOW, THEREFORE, the parties hereto agree as follows:
1.    Definitions
a.    “Applicable Claims” means any claims presented to the Company by the Company’s existing shareholders under Section 12(a) of the Securities Act to exercise any potential rescission rights with regard to any Applicable Shares.
b.    “Applicable Period” means the period beginning on June 6, 2014 and ending on August 29, 2014.
c.    “Applicable Shares” means any shares of the Common Stock, without regard to class, purchased from the Company during the Applicable Period.
2.    Funding and Indemnification.
a.    If the Company does not have funds to meet obligations of the Company with respect to any valid and enforceable Applicable Claims, the Adviser will, pursuant to Section 2(c), provide the Company with funds to the extent necessary to meet such obligations. In addition, the Adviser will indemnify and hold harmless the Company for any reasonable and documented legal expenses incurred by the Company related to a filed and served shareholder litigation based on a valid and enforceable Applicable Claim in the event the Company defends against such valid and enforceable Applicable Claim.
b.    Promptly after receipt by the Company of an Applicable Claim, and in no event later than five (5) days from receipt thereof, the Company shall notify the Adviser in writing of receipt thereof; provided that the omission so to notify the Adviser shall not relieve it from any liability which it may have to the Company hereunder, except to the extent that it has been prejudiced (through the forfeiture of substantive rights or defenses) by such failure. In case any such action shall be brought against the Company relating to an Applicable Claim and it shall notify the Adviser of the commencement thereof, the Adviser shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to the Company, and, after notice from the Adviser to the Company of its election so to assume the defense thereof, the Adviser shall not be liable to the Company for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by the Company, in connection with the defense thereof. The Adviser shall not, without the written consent of the Company, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Company is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the Company from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of the Company.
c.    Subject to compliance with the applicable provisions of the Investment Company Act of 1940, as amended (the “Investment Company Act”), the Adviser shall be permitted to satisfy its funding and indemnification obligations hereunder from time to time by:
(i)    delivering to the Company, at such account as the Company may designate, the amount calculated in Section 2(a); or
(ii)    purchasing from the Company a sufficient number of shares of Common Stock, at a price equal to the greater of (A) the then current public offering price per share, exclusive of discounts or commissions, of Common Stock; and (B) the then current net asset value per share of the Common Stock, to provide the Company with the amount calculated in Section 2(a).
3.    Guarantee of Payment. The Guarantors, as the sole equity holders of the Adviser, hereby jointly and severally agree to guarantee the Adviser’s funding and indemnification obligations hereunder, and to make such contributions of capital to the Adviser as may be necessary from time to time in furtherance thereof.
4.    Miscellaneous.
a.    Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to contracts formed and to be performed and enforced entirely within the State of New York, without regard to the conflicts of laws principles thereof, to the extent such principles would require or permit the application of the laws of another jurisdiction. To the extent that the applicable laws of the State of New York or any of the provisions herein conflict with the applicable provisions of the Investment Company Act, the latter shall control. Further, nothing herein contained shall be deemed to require the Company to take any action contrary to the Company’s Second Articles of Amendment and Restatement or Amended and Restated Bylaws, as each may be amended or restated, or to relieve or deprive the Company board of directors of its responsibility for and control of the conduct of the affairs of the Company.
b.    Amendment and Waiver. This Agreement may not be modified, amended or supplemented except by a formal written instrument (and not by an email or series of emails) signed by each party hereto. No term or provision of this Agreement may be waived except by a formal written instrument signed (and not by an email or series of emails) by the party against whom such waiver is sought. Any party’s failure to insist at any time upon strict compliance with this Agreement or with any of the terms of this Agreement or any continued course of such conduct on its part will not constitute or be considered a waiver by such party of any of its rights or privileges. A waiver or consent, express or implied, of or to any breach or default by any party in the performance by that party of its obligations with respect to this Agreement is not a waiver of or consent to any other breach or default in the performance by that party of the same or any other obligations of that party.
c.    Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior negotiations, agreements and understandings with respect thereto, both written and oral. This Agreement may not be contradicted or supplemented by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten or oral agreements among the parties with respect to the subject matter hereof.
d.    Dispute Resolution. In the event of any litigation arising hereunder, each party agrees to submit to the exclusive jurisdiction of courts of the State of New York and of the United States located in the City of New York. The parties waive any right to trial by jury in any action, proceeding or counterclaim, arising out of or relating to this Agreement. No party hereto shall seek or be liable for, in any form or amount, punitive, exemplary, consequential, indirect, special or incidental damages in connection with this Agreement or any action contemplated by or taken or omitted in connection herewith.
e.    Counterparts. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original; but such counterparts shall together constitute but one and the same document.

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IN WITNESS WHEREOF, the parties hereto have executed Indemnification Agreement as of the date first written above.

PRIORITY INCOME FUND, INC.

By:
Name:
Title:

PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC

By:
Name:
Title:

BEHRINGER HARVARD HOLDINGS, LLC

By:
Name:
Title:

PROSPECT CAPITAL MANAGEMENT LLC

By:
Name:
Title: